EXHIBIT 4.01

AEGON USA COMPANIES

EMPLOYEE STOCK OPTION PLAN 2005

TERMS AND CONDITIONS

1.	DEFINITIONS

In this Option Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a)	“Option Plan” or “Plan”: this AEGON USA Companies Employee Stock Option Plan 2005;

(b)	“Option” or “Options”: the right to acquire Shares at the Exercise Price per Share;

(c)	“Shares” or “Share”: common shares of AEGON of New York registry having a par value of EUR 0.12 per share;

(d)	“Reference Date”: March 7, 2005, the date on which the Option is granted;

(e)	“Exercise Price”: the official closing price of the Shares on the Reference Date on the Euronext Amsterdam Stock Market N.V.;

(f)	“AEGON”: AEGON N.V.;

(g)	“AEGON USA Companies” or “Company”: Those U.S. affiliates of AEGON as of March 7, 2005, or prior thereto and as set forth in Schedule A;

(h)	“Eligibility Date”: shall mean March 7, 2005;

(i)	“Participant”: those eligible employees as set forth in these Terms and Conditions of the Plan;

(j)	“Vesting Date”: for the purposes of this Plan, shall mean that date on which Options granted hereunder, subject to a “vesting period”, have become fully vested with the Participant (March 6, 2008).

2.	ELIGIBILITY

Those persons eligible for participation in the Option Plan shall be only those employees of an AEGON USA Company as set forth on Schedule A (including international employees working with an AEGON USA Company who have United States source income) who will have been employed on a 12 month continuous full time or regular part time basis of at least 20 hours per week as of, and still employed, on the Eligibility Date (hereinafter referred to as the “Eligible Employee”). No bridging of service shall apply.

3.	PARTICIPATION

3.1	Each Eligible Employee shall automatically become a Participant in the Plan and have an Option for 300 Shares.

3.2	Eligible Employees will receive notice that they are Participants in the Plan.

4.	OPTION RIGHTS

4.1	Beginning on the Reference Date, each Eligible Employee shall receive his or her applicable Option grant. All Options granted pursuant to the Plan shall be subject to a three year “vesting period” after the Reference Date. All Options granted pursuant to the Plan shall vest fully on the Vesting Date.

4.2	The Option shall only be exercisable as directed by the Company.

4.3	The Option has a maximum duration of seven years from the Reference Date and shall expire on March 7, 2012.

5.	EXERCISE

5.1	An Option granted to a Participant under Section 4.1 may only be exercised as directed by the Company on or after the Vesting Date and only on trading days of the New York Stock Exchange (“NYSE”), subject to the provisions of Sections 7 and 8 hereof. The Participant must be continuously employed by an AEGON USA Company or an affiliate until the Vesting Date in order to exercise any rights, including the right to exercise any Options, under this Plan.

5.2	Each Participant must provide the Company or its designee appropriate notice that the Participant wishes to exercise his or her Option under procedures established by the Company.

5.3	The Option shall be exercisable only in whole but not in part and shall be conducted by purchasing the Shares in accordance with the directions established by the Company. The Participant may elect to immediately sell the Shares received after the exercise of the Option and receive the proceeds, if any.

5.4	After the exercise of the Option, if the Participant elects to receive cash proceeds, the Participant shall sell the Shares for the risk of the Participant. An AEGON USA Company shall pay to the Participant the proceeds from the sale reduced by the costs of the sale, including applicable taxes, fees, and other costs, if any.

5.5	If the Participant elects to have the Shares transferred to the Participant, the Company shall arrange for the Shares to be transferred to the Participant upon receipt of the amount due in U.S. Dollars (the Exercise Price multiplied by the number of Shares received upon exercise of the Option and divided by the exchange rate as stated in Section 5.7 plus applicable taxes, fees, and other costs, if any) on the account of the Participant.

5.6	The Exercise Price shall be converted into U.S. Dollars at the official exchange rate for Euro/U.S. Dollars on the day before the date of exercise.

5.7	Any difference in price, either resulting from the price on New York Stock Exchange or from the currency rate of exchange, a non-sale, as well as an overdue sale of the Shares are for the account and risk of the Participant. The proper and timely notice of exercise is also for the account and risk of the Participant.

5.8	Any amounts received or retained by any of the AEGON USA Companies for taxes and other costs, if any, in accordance with United States law, are for the account and risk of the Participant.

5.9	If AEGON alters its share capital, for example, as a result of a recapitalization or a stock dividend, AEGON shall adjust the Exercise Price or the number of Options subject to grant and shall inform the Company accordingly. AEGON, in its sole discretion, shall determine whether it has altered its share capital.

6.	SALES AND CHANGE OF CONTROL

6.1	Change of Control shall mean the consummation of a reorganization, merger or consolidation or sale or other disposition of more than 50% of the assets of AEGON’s United States’ operations to an entity that is not affiliated with AEGON.

6.2	In the event of a Change of Control, all Options shall immediately and without any action by any person become fully exercisable pursuant to the terms and conditions of this Plan.

6.3	In the event of any divestiture, sale or other disposition of an operating division or business unit (other than a transaction specified in Section 6.1 of the Plan) prior to the Vesting Date, any employee of any division or business subject to such divestiture, sale or other disposition (each, a “Transferred Employee”) shall be treated for all purposes of this Plan as having terminated employment with the Company as of the date of such divestiture, sale or disposition, and all Options held by any Transferred Employee shall automatically terminate, forfeit and expire as of the date of such divestiture, sale or disposition.

7.	FORBIDDEN EXERCISE/BLACKOUT PERIODS

7.1	Except as provided in Section 7.6 or 7.7, neither the exercise of the Option nor the sale of any Shares is permitted during any Blackout Period or at any other time when the Participant has “Insider Knowledge.” Under no circumstances shall the Participant exercise the Option or sell any Shares to the extent such action would violate applicable law.

7.2	For purposes of the Plan, “Insider Knowledge” means knowledge of information concerning AEGON or the AEGON N.V. common shares, of which the Participant is in possession that is material and non-public including, without limitation, information that may influence the price of the AEGON N.V. common shares, in either direction, on any stock exchange.

7.3

Without limiting the generality of the Company’s policies with regard to share dealing and treatment of confidential information or other legal obligations applicable to a Participant, each Participant is expressly prohibited from communicating any “Insider Knowledge” to any third party, unless he or she does so to comply with a statutory or legal obligation after consultation with counsel or in the performance of and expressly in furtherance of his or her job responsibilities to the Company.

Under no circumstances shall the Participant purchase or sell any AEGON securities, including without limitation Shares or solicit or induce a third party to purchase, sell, or not to trade any such securities based on Insider Information or during a Blackout Period or otherwise in a manner prohibited by applicable law.

7.4	The exercise of any Options is not allowed during the following periods:

(a)	two calendar months immediately preceding the release of the annual earnings of AEGON;

(b)	twenty-one days immediately preceding the publication of the six-months results and the quarterly results or the announcement of any dividend or interim dividend, as well as on the trading day(s) after the announcement of AEGON’s (interim) dividend on which the AEGON share is not yet quoted ex-dividend;

(c)	one month immediately preceding the first publication of a prospectus for an issue of AEGON N.V. common shares. Each period referred to in this Section 7.4(a), (b) and (c) is, and they are collectively, referred to as a “Blackout Period.”

7.5	AEGON shall publish and distribute notices of the Blackout Periods set forth in Sections 7.4(a) and (b) to all Participants in any reasonable manner, including electronically.

7.6	If a Participant would forfeit his or her Option because it would expire during a Blackout Period or at a time when the Participant has Insider Knowledge, the Participant may in that circumstance exercise the Option during one of the last five working days prior to the expiration of the Option; provided however that such Participant may not thereafter sell the Shares so acquired until such time as a Blackout Period is no longer in effect and such Participant no longer has any Insider Knowledge. In order to exercise this right, a Participant must provide a written exercise request under procedures established by the Company which request indicates that the Option is to be exercised but the Shares underlying the Option are not to be sold by or on behalf of the Participant and which request indicates which day of the five working days before expiration of the Option on which the Participant wishes to exercise the Option. Each of the five working days prior to expiration must be a business day on which the NYSE is open for business. If the Participant does not explicitly state which day of the five working days prior to expiration the Participant wishes to exercise the Option, the Company will exercise the Option on the last day the Option can be legally exercised. Any request by the Participant in accordance with this Section 7.6 is irrevocable once made.

7.7

If at a time that is neither a Blackout Period nor a time when a Participant is then in possession of Insider Knowledge, a Participant provides a written exercise form to exercise his or her Option under procedures established by the Company not less than two months or more than three months in advance of the expiration date of the Options, and such election is scheduled in such notice to take place on a date that is during a Blackout Period or when such Participant is or may be in possession of Insider Knowledge, then such request may nevertheless be granted, the Option exercised on the date specified in such request and, if the request so indicates, Shares received upon such exercise sold in the market with the proceeds delivered to such Participant.

The Participant shall not be permitted to exercise any discretion over how, when or whether to effect such sale once such a written exercise request has been received, and any sale of Shares effected pursuant to such an exercise may be conducted by an independent third party that is not in possession of any Insider Knowledge.

8.	FURTHER CONDITIONS

8.1	Except as specifically provided herein, the Option is strictly personal and the Participant cannot transfer in any way or in any other manner the passing of title.

8.2	The Participant cannot pledge, assign or encumber the Option in any other way.

8.3	Any attempt to pledge, transfer, or encumber the Option in any manner in contravention of Sections 8.1 and 8.2 of the Plan shall be null and void and will result in the Participant’s forfeiture of the Option.

8.4	A Participant may not “hedge,” or otherwise sell or purchase options on AEGON securities, whether or not marketable, in connection with the Options granted under this Plan.

8.5	In the event a Participant’s employment with an AEGON USA Company terminates prior to the Vesting Date, the Participant shall forfeit any and all rights to any Options granted under this Plan.

8.6	In the event a Participant’s employment with the AEGON USA Companies terminates for any reason (except for retirement, total and permanent disability or death) on or after the Vesting Date, the Participant shall have only a period of sixty (60) days from the date of termination, or the Expiration Date, whichever is earlier, in which to exercise his or her Options granted under this Plan. In the event that the Options are not exercised within this 60 day period, all such Options granted to such Participant shall terminate automatically, and the Participant shall forfeit any and all rights to any Options granted under this Plan.

8.7	In the event a Participant’s employment with the AEGON USA Companies terminates only due to retirement, total and permanent disability (as defined by the AEGON USA, Inc. Long-Term Disability Plan) or death on or after the Vesting Date, the Participant (or his or her legal representative, as applicable) shall be required to exercise his or her Options within one (1) year following the date the Participant terminates active employment, or the Expiration Date, whichever is earlier. The heirs or appointed personal representatives of the deceased Participant shall acknowledge and agree that they are subject to the terms and conditions of this Plan and shall duly complete any required documentation that is reasonably required in order to exercise any Options under this Plan.

8.8	Those Options of any Participant which the Participant does not exercise shall lapse and become null and void, without any right to compensation, at the close of AEGON business on March 7, 2012, or such earlier period as set forth in the Plan.

8.9	Neither AEGON nor any AEGON USA Company shall have any duty or obligation to inform the Participant of the possible forfeiture of the Option, nor the actual termination of the Option. In addition, neither AEGON nor any AEGON USA Company shall be liable under any theory of recovery for a Participant’s failure to exercise his or her Option during the term of the Option as described herein.

8.10	Subject to 8.14, the Company, in its sole discretion, has and retains the absolute authority to amend or terminate the Plan and other rules of this Plan any time, with or without notice to the Participants, if made necessary due to changes in the laws of The Netherlands or of the United States of America.

8.11	This Option Plan is governed by Dutch Civil Law.

8.12	The Company or its designee, including a committee established by the Company, shall have full and absolute authority and discretion to make a final determination with regard to any conflict or issues regarding the interpretation or application of the terms of this Plan.

8.13	While the Plan shall be legally enforceable, it shall not be deemed to constitute a contract of employment between Participants and either AEGON or any AEGON USA Company or their affiliates or to be a consideration or inducement for the employment of any Participant or eligible employee. Nothing contained in the Plan shall be deemed to give any Participant or eligible employee the right to be retained in the service of either AEGON or any AEGON USA Company, nor to interfere with the right of AEGON or any AEGON USA Company to discharge any Participant or Eligible Employee at any time regardless of the effect which such discharge may have upon him or her as a Participant in the Plan.

8.14	The Company or its designee retains the right to amend either this Plan or any Option awarded under the Plan either retroactively or prospectively if any aspects or provisions of this Plan are later found to subject Plan benefits to additional tax under the provisions of Section 409A of the Internal Revenue Code.

SCHEDULE A

AEGON Direct Marketing Services, Inc.

AEGON USA Realty Advisors, Inc.

Life Investors Insurance Company of America

Monumental Life Insurance Company

Peoples Benefit Life Insurance Company

Stonebridge Life Insurance Company

Transamerica Capital, Inc.

Transamerica Financial Life Insurance Company

Transamerica Investment Services, Inc.

Transamerica Investment Management, L.L.C.

Transamerica Life Insurance Company

Transamerica Occidental Life Insurance Company

Western Reserve Life Assurance Co. of Ohio

World Financial Group, Inc.